UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

BELLATRIX EXPLORATION LTD.
(Name of Issuer)

COMMON SHARES
(Title of Class of Securities)

078314101
(CUSIP Number)

December 31, 2018
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed.
☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 078314101	SCHEDULE 13G	Page 2 of 20

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oaktree Value Opportunities Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 3,473,456 (1)
	6	SHARED VOTING POWER None
	7	SOLE DISPOSITIVE POWER 3,473,456 (1)
	8	SHARED DISPOSITIVE POWER None
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,473,456 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.6% (2)
12	TYPE OF REPORTING PERSON PN

(1)
Represents the aggregate number of Shares of the Issuer (i) that is issuable upon the conversion of $1,000,000 principal amount of 6.75% Convertible Unsecured Subordinated Debentures due 2021 (the “6.75% Convertible Debentures”) held by the Reporting Person, at the initial conversion rate for 6.75% Debentures of 123.4568 Common Shares per $1,000 principal amount of 6.75% Convertible Debentures and (ii) in its capacity as the direct owner of 3,350,000 Common Shares of the Issuer.

(2)
All calculations of percentage ownership are based upon an aggregate of 61,887,565 Common Shares, consisting of (i) 61,764,109 Common Shares outstanding as of September 30, 2018, as disclosed in the Issuer’s Form 6-K filed with the Securities and Exchange Commission on November 1, 2018 (the “Form 6-K”), which gives effect to the completion of the Issuer’s consolidation of Common Shares on July 7, 2017 on the basis of a consolidation ratio of 5 old Common Shares to 1 new Common Share and (ii) 123,456 Shares issuable upon conversion of all of 6.75% Convertible Debentures held by the Reporting Persons at the current conversion rate for such Debentures.

CUSIP No. 078314101	SCHEDULE 13G	Page 3 of 20

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oaktree Value Opportunities Fund GP, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 3,473,456 (1)
	6	SHARED VOTING POWER None
	7	SOLE DISPOSITIVE POWER 3,473,456 (1)
	8	SHARED DISPOSITIVE POWER None
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,473,456 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.6%
12	TYPE OF REPORTING PERSON PN

(1)	Solely in its capacity as the general partner of Oaktree Value Opportunities Fund, L.P.

CUSIP No. 078314101	SCHEDULE 13G	Page 4 of 20

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oaktree Value Opportunities Fund GP Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 3,473,456 (1)
	6	SHARED VOTING POWER None
	7	SOLE DISPOSITIVE POWER 3,473,456 (1)
	8	SHARED DISPOSITIVE POWER None
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,473,456 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.6%
12	TYPE OF REPORTING PERSON OO

(1)	Solely in its capacity as the general partner of Oaktree Value Opportunities Fund GP, L.P.

CUSIP No. 078314101	SCHEDULE 13G	Page 5 of 20

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oaktree Fund GP I, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 3,473,456 (1)
	6	SHARED VOTING POWER None
	7	SOLE DISPOSITIVE POWER 3,473,456 (1)
	8	SHARED DISPOSITIVE POWER None
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,473,456 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.6%
12	TYPE OF REPORTING PERSON PN

(1)	Solely in its capacity as the sole shareholder of each of Oaktree Value Opportunities Fund GP Ltd.

CUSIP No. 078314101	SCHEDULE 13G	Page 6 of 20

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oaktree Capital I, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 3,473,456 (1)
	6	SHARED VOTING POWER None
	7	SOLE DISPOSITIVE POWER 3,473,456 (1)
	8	SHARED DISPOSITIVE POWER None
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,473,456 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.6%
12	TYPE OF REPORTING PERSON PN

(1)	Solely in its capacity as the general partner of Oaktree Fund GP I, L.P.

CUSIP No. 078314101	SCHEDULE 13G	Page 7 of 20

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON OCM Holdings I, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 3,473,456 (1)
	6	SHARED VOTING POWER None
	7	SOLE DISPOSITIVE POWER 3,473,456 (1)
	8	SHARED DISPOSITIVE POWER None
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,473,456 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.6%
12	TYPE OF REPORTING PERSON OO

(1)	Solely in its capacity as the general partner of Oaktree Capital I, L.P.

CUSIP No. 078314101	SCHEDULE 13G	Page 8 of 20

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oaktree Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 3,473,456 (1)
	6	SHARED VOTING POWER None
	7	SOLE DISPOSITIVE POWER 3,473,456 (1)
	8	SHARED DISPOSITIVE POWER None
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,473,456 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.6%
12	TYPE OF REPORTING PERSON OO

(1)	In its capacity as the managing member of OCM Holdings I, LLC.

CUSIP No. 078314101	SCHEDULE 13G	Page 9 of 20

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oaktree Capital Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 3,473,456 (1)
	6	SHARED VOTING POWER None
	7	SOLE DISPOSITIVE POWER 3,473,456 (1)
	8	SHARED DISPOSITIVE POWER None
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,473,456 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.6%
12	TYPE OF REPORTING PERSON PN

(1)	In its capacity as the sole director of Oaktree Value Opportunities Fund GP Ltd.

CUSIP No. 078314101	SCHEDULE 13G	Page 10 of 20

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oaktree Holdings, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 3,473,456 (1)
	6	SHARED VOTING POWER None
	7	SOLE DISPOSITIVE POWER 3,473,456 (1)
	8	SHARED DISPOSITIVE POWER None
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,473,456 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.6%
12	TYPE OF REPORTING PERSON CO

(1)	Solely in its capacity as the general partner of Oaktree Capital Management, L.P.

CUSIP No. 078314101	SCHEDULE 13G	Page 11 of 20

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oaktree Capital Group, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 3,473,456 (1)
	6	SHARED VOTING POWER None
	7	SOLE DISPOSITIVE POWER 3,473,456 (1)
	8	SHARED DISPOSITIVE POWER None
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,473,456 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.6%
12	TYPE OF REPORTING PERSON OO

(1)	Solely in its capacity as the managing member of Oaktree Holdings, LLC and as the sole shareholder of Oaktree Holdings, Inc.

CUSIP No. 078314101	SCHEDULE 13G	Page 12 of 20

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oaktree Capital Group Holdings GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 3,473,456 (1)
	6	SHARED VOTING POWER None
	7	SOLE DISPOSITIVE POWER 3,473,456 (1)
	8	SHARED DISPOSITIVE POWER None
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,473,456 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.6%
12	TYPE OF REPORTING PERSON OO

(1)	Solely in its capacity as the duly elected manager of Oaktree Capital Group, LLC.

CUSIP No. 078314101	SCHEDULE 13G	Page 13 of 20

ITEM 1.	(a)	Name of Issuer:

Bellatrix Exploration Ltd. (the “Issuer”)

	(b)	Address of Issuer’s Principal Executive Offices:

1920, 800 5th Avenue SW Calgary, Alberta T2P 3T6 Canada

ITEM 2.	(a)- (c) Name of Person Filing; Address of Principal Business Office; and Citizenship

This Schedule 13G is filed jointly by each of the following persons (collectively, the “Reporting Persons”), pursuant to a joint filing agreement attached hereto as Exhibit I, by:

(1)  Oaktree Value Opportunities Fund, L.P. (“VOF”), a Cayman Islands exempted limited partnership, in its capacity as the direct owner of an aggregate of 3,473,456 Common Shares of the Issuer, consisting of (i) 3,350,000 Common Shares and (ii) Convertible Debentures to purchase 123,456 Common Shares at a conversion rate calculated in accordance with the terms of the Convertible Debentures;
(2)  Oaktree Value Opportunities Fund GP, L.P. (“VOF GP”), a Cayman Islands exempted limited partnership, in its capacity as the general partner of VOF;
(3)  Oaktree Value Opportunities Fund GP Ltd. (“VOF GP Ltd.”), a Cayman Islands exempted company, in its capacity as the general partner of VOF GP;
(4)  Oaktree Fund GP I, L.P. (“GP I”), a Delaware limited partnership, in its capacity as the sole shareholder of VOF GP Ltd.;
(5)  Oaktree Capital I, L.P. (“Capital I”), Delaware limited partnership, in in its capacity as the general partner of GP I;
(6)  OCM Holdings I, LLC (“Holdings I”), a Delaware limited liability company, in its capacity as the general partner of Capital I;
(7) Oaktree Holdings, LLC (“Holdings”), a Delaware limited liability company, in its capacity as the managing member of Holdings I;
(8) Oaktree Capital Management, L.P. (“Management”), Delaware limited partnership, in its capacity as the sole director of VOF GP Ltd.;
(9) Oaktree Holdings, Inc. (“Holdings, Inc.”), a Delaware corporation, in its capacity as the general partner of Management;
(10) Oaktree Capital Group, LLC (“OCG”), a Delaware limited liability company, in its capacity as the managing member of Holdings and as the sole shareholder of Holdings, Inc.; and
(11) Oaktree Capital Group Holdings GP, LLC (“OCGH GP”), a Delaware limited liability company, in its capacity as the duly elected manager of OCG.

The principal business address of each of the Reporting Persons is 333 South Grand Avenue, 28th Floor, Los Angeles, California 90071.

	(d)	Title of Class of Securities: Common Shares (“Common Shares”)

	(e)	CUSIP Number: 078314101

CUSIP No. 078314101	SCHEDULE 13G	Page 14 of 20

ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO SS.240.13D-1(B) OR 240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

	(a)	[__] Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o)
	(b)	[__] Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c)
	(c)	[__] Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c)
	(d)	[__] Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8)
	(e)	[__] An investment adviser in accordance with ss.240.13d-1(b)(1)(ii)(E)
	(f)	[__] An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F);
	(g)	[__] A Parent holding company or control person in accordance with ss.240.13d-1(b)(1)(ii)(G);
	(h)	[__] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813)
	(i)	[__] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3)
	(j)	[__] Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).

ITEM 4.	OWNERSHIP

The responses of the Reporting Persons to Rows 5, 6, 7, 8, 9 and 11 in each of their respective cover pages to this Schedule 13G are incorporated herein by reference.

VOF directly holds an aggregate of 3,473,456 Common Shares, consisting of (i) 3,350,000 Shares and (ii) Convertible Debentures to purchase 123,456 Common Shares at a conversion rate calculated in accordance with the terms of the Convertible Debentures, constituting approximately 5.6% of the Issuer’s Common Shares and has the sole power to vote and dispose of such units.

VOF GP, in its capacity as the general partner of VOF, has the ability to direct the management of VOF’s business, including the power to vote and dispose of securities held by VOF; therefore, VOF GP may be deemed to beneficially own the Common Shares of the Issuer held by VOF.

VOF GP Ltd., in its capacity as the general partner of VOF GP, has the ability to direct the management of VOF GP’s business, including the power to direct the decisions of VOF GP regarding the vote and disposition of securities held by VOF; therefore, VOF GP Ltd. may be deemed to have indirect beneficial ownership of the Common Shares of the Issuer held by VOF.

CUSIP No. 078314101	SCHEDULE 13G	Page 15 of 20

GP I, in its capacity as the sole shareholder of VOF GP Ltd., has the ability to appoint and remove the directors and direct the management of the business of VOF GP Ltd.  As such, GP I has the power to direct the decisions of VOF GP Ltd. regarding the vote and disposition of securities held by VOF; therefore, GP I may be deemed to have indirect beneficial ownership of the Common Shares of the Issuer held by VOF.

Capital I, in its capacity as the general partner of GP I, has the ability to direct the management of GP I’s business, including the power to direct the decisions of GP I regarding the vote and disposition of securities held by VOF; therefore, Capital I may be deemed to have indirect beneficial ownership of the Common Shares of the Issuer held by VOF.

Holdings I, in its capacity as the general partner of Capital I, has the ability to direct the management of Capital I’s business, including the power to direct the decisions of Capital I regarding the vote and disposition of securities held by VOF; therefore, Holdings I may be deemed to have indirect beneficial ownership of the Common Shares of the Issuer held by VOF.

Holdings, in its capacity as the managing member of Holdings I, has the ability to direct the management of Holding I’s business, including the power to direct the decisions of Holdings I regarding the vote and disposition of securities held by VOF; therefore, Holdings may be deemed to have indirect beneficial ownership of the Common Shares of the Issuer held by VOF.

Management, in its capacity as the sole director of VOF GP Ltd., has the ability to direct the management of VOF GP Ltd., including the power to direct the decisions of VOF GP Ltd., regarding the vote and disposition of securities held by VOF; therefore, Management may be deemed to have indirect beneficial ownership of the Common Shares of the Issuer held by VOF.

Holdings, Inc., in its capacity as the general partner of Management, has the ability to direct the management of Management’s business, including the power to vote and dispose of securities held by VOF; therefore, Management may be deemed to have indirect beneficial ownership of the Common Shares of the Issuer held by VOF.

OCG, in its capacity as the managing member of Holdings, has the ability to direct the management of Holdings’ business, including the power to direct the decisions of Holdings regarding the vote and disposition of securities held by VOF. In addition, OCG, in its capacity as the sole shareholder of Holdings, Inc., has the ability to appoint and remove the directors and direct the management of the business of Holdings, Inc. and has the power to direct to decisions of Holdings, Inc. regarding the vote and disposition of securities held by VOF.  Therefore, OCG may be deemed to have indirect beneficial ownership of the Common Shares of the Issuer held by VOF.

OCGH GP, in its capacity as the duly appointed manager of OCG, has the ability appoint and remove directors of OCG and, as such, may indirectly control the decisions of OCG regarding the vote and disposition of securities held by VOF; therefore, OCGH GP may be deemed to have indirect beneficial ownership of the Common Shares of the Issuer held by VOF.

CUSIP No. 078314101	SCHEDULE 13G	Page 16 of 20

Pursuant to Rule 13d-4 of the Exchange Act, the Reporting Persons declare that filing this Statement shall not be construed as an admission that any such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Exchange Act, the beneficial owner of any securities covered by this Statement except to the extent of such person’s pecuniary interest in the shares of Common Stock, and except to the extent of its pecuniary interest, such beneficial ownership is expressly disclaimed by each Reporting Person.

All ownership percentages of the securities reported in this Statement are based on (i) an aggregate principal amount of 1,000,000 Convertible Debentures to purchase Shares held by the Reporting Person exercisable immediately at an exercise price calculated in accordance with the terms of the Convertible Debentures and (ii) 61,764,109 Shares outstanding as of September 30, 2018, as reported by the Issuer on the Form 6-K.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP

Not applicable.

ITEM 10.	CERTIFICATIONS.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquire and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP No. 078314101	SCHEDULE 13G	Page 17 of 20

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 13, 2019

OAKTREE VALUE OPPORTUNITIES FUND, L.P.

By:	Oaktree Value Opportunities Fund GP, L.P.
Its:	General Partner

By:	Oaktree Value Opportunities Fund GP Ltd.
Its:	General Partner

By:	Oaktree Capital Management, L.P.
Its:	Director

By:	/s/ Jordan Mikes
	Name:	Jordan Mikes
	Title:	Vice President

OAKTREE VALUE OPPORTUNITIES FUND GP, L.P.

By:	Oaktree Value Opportunities Fund GP Ltd.
Its:	General Partner

By:	Oaktree Capital Management, L.P.
Its:	Director

By:	/s/ Jordan Mikes
	Name:	Jordan Mikes
	Title:	Vice President

OAKTREE VALUE OPPORTUNITIES FUND GP LTD.

By:	Oaktree Capital Management, L.P.
Its:	Director

By:	/s/ Jordan Mikes
	Name:	Jordan Mikes
	Title:	Vice President

CUSIP No. 078314101	SCHEDULE 13G	Page 18 of 20

OAKTREE FUND GP I, L.P.

By:	/s/ Jordan Mikes
	Name:	Jordan Mikes
	Title:	Authorized Signatory

OAKTREE CAPITAL I, L.P.

By:	/s/ Jordan Mikes
	Name:	Jordan Mikes
	Title:	Vice President

OCM HOLDINGS I, LLC

By:	/s/ Jordan Mikes
	Name:	Jordan Mikes
	Title:	Vice President

OAKTREE HOLDINGS, LLC

By:	/s/ Jordan Mikes
	Name:	Jordan Mikes
	Title:	Vice President

OAKTREE CAPITAL MANAGEMENT, L.P.

By:	/s/ Jordan Mikes
	Name:	Jordan Mikes
	Title:	Vice President

CUSIP No. 078314101	SCHEDULE 13G	Page 19 of 20

OAKTREE HOLDINGS, INC.

By:	/s/ Jordan Mikes
	Name:	Jordan Mikes
	Title:	Vice President

OAKTREE CAPITAL GROUP, LLC

By:	/s/ Jordan Mikes
	Name:	Jordan Mikes
	Title:	Vice President

OAKTREE CAPITAL GROUP HOLDINGS GP, LLC

By:	/s/ Jordan Mikes
	Name:	Jordan Mikes
	Title:	Vice President

CUSIP No. 078314101	SCHEDULE 13G	Page 20 of 20

Exhibit Index

Exhibit 1.	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (previously filed).